For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Reports More High Grade Palladium, Platinum and Gold Drilling Intercepts at its River Valley Project, Sudbury, Ontario

  Positive infill drill results in the Dana North Area include;
    4.32 gpt Pd+Pt+Au over 9 metres in hole DN016
      Including 7.22 gpt*Pd+Pt+Au**over 4 metres
    2.8 gpt Pd+Pt+Au over 27 metres in hole DN017
      Including 3.62 gpt Pd+Pt+Au over 12 metres
    2.15 gpt Pd+Pt+Au over 19 metres in hole DN018
      Including 3.43 gpt Pd+Pt+Au over 5 metres
  Phase IC drilling is expected to be completed by the end of October.
  Induced polarization survey along the possible extension of the Dana North mineralized zone   generated significant new targets for follow up by additional drilling.
  Phase ID will be 2500 metres of drilling focused on testing the new induced polarization targets.

*gpt = grams per tonne
**Pd+Pt+Au= Pladium+ Platinum+Gold

September 27TH  , 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario (Figures 1-3; Table 1). DN016 was drilled in the Dana South Zone Area, where some infill and definition holes were required. Drill holes DN017 to DN020 were collared in the Dana North Zone Area.

The results of DN016 are particularly important because the intercept of 9 m grading 4.32 gpt palladium + platinum + gold (3E) infills an approximately 70 metre gap between DN015 and DN014 (Figures 1-2), which bodes well for adding high grade material to the mineral resource.

The Company’s current drilling activities are focused on expanding mineralization in the Dana North area and testing induced polarization (IP) targets between the north boundary of the Breccia Zone and the southern-most section of Dana North. The targets were identified during a three-dimensional (3D) IP survey performed from March to July 2011. A first draft of the geophysical interpretations has been completed and final results are expected by the end of September.

News Release	September 27th, 2011

Figure 2 is cross section DL-154 and shows a significant geophysical target immediately to the east of DN016. This exciting new target warrants more drilling. Later in the fall, following completion of geophysical interpretation, drilling in the Dana North area will shift to the new 3D IP targets.

Drill holes DN017 thru DN020 were infill holes in Dana North Area which intersected mineralization. These drill holes targeted the mineralized zone at north part of Dana North. DN017 intercepted 2.8 gpt 3E over 27 metres, including 3.62 gpt 3E over 12 metres.

Drill Holes DN017 (‐56°) and DN018 (‐45°) were collared at the same setup and targeted deeper extension of the mineralized zone (Figure 3).  DN019 and DN020 were collared approximately 25 and 50 meters, respectively, east of DN017 in order to test shallower extension of the mineralized zone. DN018 intercepted 2.15 gpt 3E over 19 metres, including 3.46 gpt 3E over 5 metres.

Significant mineralization in DN017 and DN018 correlates with the mineralization in DN019 and DN020, which illustrates strong continuity of mineralization continuity on the section (Figure 3).

Table 1 Illustrates significant assay intervals in holes DN016 through DN020.

During Phases IA and IB-2011, PFN completed 32 holes totalling 7250 metres of drilling in the Dana Area. Phase IC is expected to be completed by the end of October. The results from this drill program indicate that the mineralization is continuous along strike and to depth. The assay results to date define a mineralized zone that is from 5 to 55 metres in true thickness and extends to at least 250 metres in depth and contains higher grades over significant widths. Several additional high-grade intercepts have been intersected in the current exploration drilling program.

News Release	September 27th, 2011

Table 1 – Significant assay intervals of DN016 to DN015 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN016-2011	294	303	9	29.5	8.9	0.99	0.03	3.20	0.10	0.13	0.012	4.32	0.14	0.02	0.16
Including	294	298	4	13.1	3.9	1.58	0.05	5.44	0.17	0.19	0.021	7.21	0.23	0.04	0.27
And	328	334	6	19.7	5.9	1.05	0.03	2.86	0.09	0.13	0.010	4.04	0.13	0.05	0.21
DN017-2011	144	171	27	88.6	26.7	0.69	0.02	1.99	0.06	0.12	0.007	2.80	0.09	0.02	0.12
Including	150	162	12	39.4	11.9	0.91	0.03	2.57	0.08	0.14	0.009	3.62	0.12	0.04	0.20
DN018-2011	132	151	19	62.3	18.8	0.50	0.02	1.56	0.05	0.09	0.005	2.15	0.07	0.03	0.13
Including	135	140	5	16.4	4.9	0.79	0.03	2.50	0.08	0.14	0.008	3.43	0.11	0.04	0.19
DN019-2011	103	116	13	42.6	12.8	0.41	0.01	1.24	0.04	0.07	0.004	1.72	0.06	0.03	0.12
Including	105	109	4	13.1	4.0	0.41	0.01	1.27	0.04	0.08	0.003	1.76	0.06	0.02	0.11
And	129	137	8	26.2	7.9	0.30	0.01	0.90	0.03	0.04	0.002	1.24	0.04	0.02	0.07
Including	129	131	2	6.6	2.0	0.49	0.02	1.53	0.05	0.08	0.004	2.10	0.07	0.03	0.16
DN020-2011	44	54	10	32.8	9.9	0.31	0.01	0.98	0.03	0.06	0.003	1.35	0.04	0.02	0.12
Including	51	53	2	6.6	2.0	0.46	0.01	1.50	0.05	0.07	0.005	2.03	0.07	0.02	0.13

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and 29 additional elements by inductively coupled plasma (ICP) methods. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua-regia, and measurement with an ICP finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th sample. This practice continues throughout 2011 Phase I (A) and Phase II drilling, and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Acting Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

News Release	September 27th, 2011

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company plans to fund the project through feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

On April 20th, 2011 PFN announced that it commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of August 2011, PFN has completed more than 10,000 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are as follows:

NI43-101 Compliant Mineral Resources for River Valley

  Measured Resource: 7.99 million tonnes containing 342,000 ounces of palladium (1.33 gpt Pd), 112,400 ounces of platinum (0.44 gpt Pt), and 19,600 ounces of gold (0.08 gpt Au) at a cut off grade of 1 gpt Pd+Pt
  Indicated Resources: 11.31 million tonnes containing 391,100 ounces of palladium (1.08 gpt Pd), 132,600 ounces of platinum (0.36 gpt Pt), and 24,000 ounces of gold (0.07 gpt Au), with an additional inferred resource of 0.88 million tones containing 38,400 ounces of palladium (1.36 gpt Pd), 13,100 ounces of platinum (0.46 gpt Pt), and 2,100 ounces of gold (0.07 gpt Au) at a cut off grade of 1 gpt Pd+Pt

PFNs objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine. This objective will be accomplished through completion of multi-phase drill programs and a new NI43-101 mineral resource estimate by the end of first quarter of 2012.

On January 24th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km from Val-d'Or, Québec (see news release dated January 24, 2011). On August 8th, 2011 Pacific North West Capital announced that subject to regulatory and shareholder approvals, it has entered into a letter agreement with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option to acquire the Company’s 60% earn‐in option interest in the Destiny Gold Project ( Please see news release dated August 8th 2011) ..

On April 27th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project in northern BC (see news release dated April 27th, 2011). Indicated resources include: 2,155,679 tonnes grading 0.68 gpt gold (47,040 contained oz Au), and 82.7 gpt silver (5,734,445 contained oz Ag) at a cut‐off grade of 0.5 gpt AuEq and including 0.22% Copper (10,500,833 lbs Cu), 0.22% Lead (10,399,960 lbs Pb), and 0.94% Zinc (44,522,995 lbs Zn). The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

News Release	September 27th, 2011

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V). Fire River Gold Corp.’s Nixon Fork Mine is operated by Mystery Creek Resources, a wholly owned subsidiary of Fire River Gold based in Anchorage, Alaska. The Nixon Fork Mine, located in the Tintina Gold Belt, is Alaska’s newest operating gold mine and is projected to produce 50,000 ounces of gold per year.  Operations started in July of 2011, with plans to ramp up to full production by late fall 2011. This year‐round mining program will be producing concentrate and doré bars. Fire River Gold aims to replace annual production by further drilling exploration targets on surface and underground, thereby extending the life of the mine (please See Press Release dated July 5th 2011 and September 14th 2011).

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

On behalf of the Board of Directors

Harry Barr
President and CEO

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	September 27th, 2011